

November 20, 2007

Mail Stop 7010

*By U.S. Mail and facsimile to (203) 761-0839*

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

> **Re:** **Startech Environmental Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 31, 2007**
> **File No. 333-145903**

Dear Mr. Longo:

      We have limited our review of your filing to those issues we have addressed in our comments below.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 53

1. We note your response to comment 1 of our letter dated September 21, 2007. Please revise to provide executive compensation disclosure for your fiscal year ended October 31, 2007.  Please note that your executive compensation disclosure must comply in all regards with the disclosure rules promulgated in Securities Act Release No. 8732A, including disclosure of the revised option tables on page 59 and inclusion of a compensation discussion and analysis section:

Selling Securityholders, page 62

2. Please revise your selling securityholder table to reflect the number of shares you are registering for resale.

Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or me at (202) 551-3767 with any questions.

Sincerely,


Jennifer R. Hardy
Legal Branch Chief

cc:    Scott Rosenblum (*via facsimile* 212/715-8000)
       Kramer Levin Naftalis & Frankel LLP
       1177 Avenue of the Americas
       New York, New York 10036